Filed pursuant to Rule 424(b)(3)
SEC Registration No. 333-139704

SUPPLEMENT NO. 4
DATED NOVEMBER 26, 2008
TO THE PROSPECTUS DATED JUNE 20, 2008
OF CORNERSTONE GROWTH & INCOME REIT, INC.

This document supplements, and should be read in conjunction with, the prospectus of Cornerstone Growth & Income REIT, Inc. dated June 20, 2008, as supplemented by prospectus supplement no. 1 dated August 5, 2008 and prospectus supplement no. 2 dated August 20, 2008 and prospectus supplement no. 3 dated November 19, 2008.  As used herein, the terms “we,” “our” and “us” refer to Cornerstone Growth & Income REIT, Inc. and, as required by context, Cornerstone Growth & Income Operating Partnership, L.P., which we refer to as our “Operating Partnership.” Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our initial public offering;

•	an update regarding a risk related to an investment in our shares.

Status of Our Public Offering

We are offering up to 40,000,000 shares of common stock at $10 per share in our offering.  As of November 21, 2008, we had sold approximately 842,000 shares of common stock in our ongoing offering and raised gross offering proceeds of approximately $8.4 million.

A Risk to Consider Before Investing

The following risk factor supplements and replaces a risk previously disclosed on page 21 of our prospectus dated August 11, 2008, under the caption “Our advisor has advised us that FINRA has commenced an inquiry with regard to our affiliated dealer manager which is in the preliminary stage.  We cannot predict the outcome of the investigation.  Some potential outcomes could adversely affect our ability to raise proceeds in this offering.”

We are dependent on our affiliated dealer manager to raise funds in this offering.  Events that prevent our dealer manager from serving in that capacity would jeopardize the success of this offering and could reduce the value of your investment.

The success of this offering depends to a large degree on the capital-raising efforts of our affiliated dealer manager.  If we were unable to raise significant capital in this offering, our general and administrative costs would be likely to continue to represent a larger portion of our revenues than would otherwise be the case, which would likely adversely affect the value of your investment.  In addition, lower offering proceeds would limit the diversification of our portfolio, which would cause the value of your investment to be more dependent on the performance of any one of our properties.  Therefore, the value of your investment could depend on the success of this offering.

We believe that it could be difficult to secure the services of another dealer manager for a public offering of our shares should our affiliated dealer manager be unable to serve in that capacity.  Therefore, any event that hinders the ability of our dealer manager to conduct the offering on our behalf would jeopardize the success of the offering and could adversely affect the value of your investment.  A number of outcomes, including those discussed below, could impair our dealer manager’s ability to successfully serve in that capacity.

Our dealer manager has limited capital.  In order to conduct its operations, our dealer manager depends on transaction-based compensation that it earns in connection with offerings in which it participates.  If our dealer manager does not earn sufficient revenues from the offerings that it manages, it may not have sufficient resources to retain the personnel necessary to market and sell large amounts of shares on our behalf.  In addition, our dealer manager has also relied on equity investments from our affiliates in order to fund its operations, and our affiliates have relied on private offering proceeds in order to make such equity investments in our dealer manager.  Should our affiliates become unable or unwilling to make further equity investments in our dealer manager, our dealer manager’s operations and is ability to conduct a successful public offering for us could suffer.

FINRA (formerly, the NASD) is conducting a non-public inquiry with regard to our affiliated dealer manager that is, we understand, focused on the private placements conducted by our dealer manager during the period from January 1, 2004 through October 31, 2007.  We have been advised that our dealer manager is responding to FINRA’s request for information and intends to continue to cooperate in the inquiry.   Although we cannot, at this time, assess either the duration or the likely outcome or consequences of this inquiry, FINRA has the authority to impose sanctions on our dealer manager that could adversely affect its ability to serve in that capacity.

Our dealer manager operates in a highly regulated area and must comply with a complex scheme of federal and state securities laws and regulations as well as the rules imposed by FINRA, especially in connection with our public offering and those of other Cornerstone-related programs.  In some cases, there may not be clear authority regarding the interpretation of regulations applicable to our dealer manager.  In such an environment, the risk of sanctions by regulatory authorities is heightened.  Although these risks are also shared by other dealer managers of public offerings, the risks may be greater for our dealer manager because of the limited financial resources of our dealer manager and its affiliates.  Limited financial resources may make it more difficult for our dealer manager to endure regulatory sanctions and to continue to serve effectively as the dealer manager of this offering.  If our dealer manager cannot effectively serve as the dealer manager of this offering, this offering may be less successful and the value of your investment may be adversely affected.